NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the nine months ended December 31, 2006 and the audited financial statements for the year ended March 31, 2006.

This MD&A is prepared as of February 16, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

The Company has assembled a capable and experienced mineral exploration team to focus its efforts toward making a major new mineral deposit discovery. This team is actively evaluating proposals on properties in British Columbia and jurisdictions around the world in order to acquire significant exploration or development projects.

Bodine Property

In December 2006, Amarc announced that it had acquired, by Option Agreement and staking, a very large exploration property located in central British Columbia, approximately 110 kilometres northeast of Smithers. The Bodine property (“Bodine”) is situated approximately 10 kilometres from the CNR-BC Rail line at Takla Landing and is traversed by a mainline industrial road and a network of forestry roads. Provincial grid power is located approximately 55 kilometres from the property.

The Bodine property comprises approximately 637 square kilometres and covers a 100 kilometre long belt of gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), which showed that Sitlika rocks have the potential to host volcanogenic massive sulphide deposits. In the Bodine area, results from stream sediment sampling have returned outstanding and regionally significant copper and zinc concentrations, ranging from 1650-3500 ppm copper and 1750-4000 ppm zinc, from a stream draining altered felsic volcanic rocks. Preliminary prospecting has uncovered a footwall-type stringer copper-zinc mineralized zone, like that typically associated with the formation of copper and zinc rich volcanic hosted massive sulphide deposits, within an iron oxide horizon which runs for up to 20 kilometres.

The Sitlika rocks in this area are equivalent in age to the rocks hosting the Kutcho volcanogenic massive sulphide deposits in northern BC. Kutcho Creek, a pre-feasibility stage project, hosts several massive sulphide deposits. The largest and most advanced deposit is the Main deposit, with measured

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

and indicated resources of 14.2 million tonnes grading 1.86% copper, 2.44% zinc, 33 grams silver and 0.4 gram gold per tonne, that is potentially amenable to open pit mining (Western Keltic Mines Inc. website, December 2006).

Preliminary property work by Amarc geologists confirmed the occurrence of quartz eye porphyry felsic fragmental volcanic rocks and brecciated and layered sulphides on the Bodine property, which strongly indicate the potential to host a new volcanogenic massive sulphide district. Results of initial channel sampling include: four samples that range from 2.84% to 7.40% copper over widths of 0.10 metres; and three sampled intervals that returned 1.79% copper over 2.90 metres, 1.37% copper over 2.35 metres and 2.38% copper over 1.00 metres.

The Company plans a significant program at Bodine during the summer of 2006 that will include silt sampling, soil sampling, magnetometer surveys and induced polarization surveys to delineate targets for follow-up drilling. The cost of the program is expected to be $2.9 million.

Property Agreement

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years, of which $25,000 was paid in December 2006. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company’s sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Buck Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid, and performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”, then GMD Resource Corp.), pursuant to which Chatworth could earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000. Upon signing the agreement, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with an estimated fair value of $5,000, were credited against the acquisition cost of the property. The fair value of the Chatworth warrants was estimated on the TSXV acceptance date at $5,000 and has been credited against the acquisition cost of the property. Subsequently, Chatworth completed a six-for-one share consolidation.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Chatworth did not perform its obligations under the July 2004 option agreement, causing the agreement to lapse. Chatworth had since amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants, each of which entitled the Company to acquire a ComWest Class “B” voting common share at $1.207 per share until July 16, 2006. These warrants expired unexercised.

The Company allowed the property to lapse and a write down of $55,929 to the Buck property interest was recorded during the period ended June 30, 2006.

RAD Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD property from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the staking cost of $8,000.

The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A geologic reconnaissance performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and, consequently, no further exploration is planned at this time. The Company plans to allow the property to lapse.

Nechako Gold Property (formerly “Bob” and “JMD” Properties)

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 1,300 hectare Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, could acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold, and by incurring $250,000 in exploration work on the property over the next three years. The agreement was conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance Gold fulfilled on July 27, 2005 when it listed on the TSX Venture Exchange. On August 18, 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. This $11,500 was credited against the acquisition cost of the property.

Under the agreement, at the end of the option period, the Company and Endurance Gold could enter into a joint venture to develop the property, with the Company owning 40% and Endurance

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 shares of the Company referred to above.

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These will form part of the property and are subject to the terms of the agreement with Endurance Gold.

Endurance Gold has performed geologic, geochemical and geophysical surveys on the property as well as performing a 422-metre drilling program during November and December 2005. As a result of the expenditures incurred during these programs, Endurance Gold has completed the $250,000 exploration expenditure requirement of the option agreement. The Company received an additional payment of 200,000 common shares of Endurance Gold in December 2005. Endurance Gold has therefore completed its requirements for vesting its 60% interest in the property.

The Company reviewed the Endurance Gold’s exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, the Company’s interest in the property has been reduced to 32.61% . No further work has been performed on the property by the joint venture since December 2005.

The property is underlain by Cretaceous sedimentary rocks. Historical exploration work has identified a large area of epithermal alteration with anomalous gold and gold indicator element mineralization as exhibited from soil and rock chip samples.

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. The Company added to the property by staking an additional 1,750 hectares in four claims.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled. These prospective areas were explored by the Company using geophysical techniques, and anomalous zones were drill tested to determine their geologic character. An evaluation of the results from the characterization drilling indicates that the original Witch property does not warrant additional work by the Company.

During the quarter ended December 31, 2004, the Company staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets in a region underlain by Jurassic Takla Group and Chuchi Group volcanic and sedimentary rocks intruded by Triassic to Cretaceous intrusive rocks. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tonnes containing 0.18% copper and 0.40 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4,

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

M5, Tsil and additional Witch claims. In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.” These claims were surveyed by geophysical techniques then tested by drilling during fiscal 2005. An evaluation of these results was completed, indicating that no further exploration by the Company was warranted, and the M2, M4, M5 Kal and Tsil claims were allowed to lapse in 2005.

During the quarter ended March 31, 2005, the Company registered an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). During the 2005 exploration season, the Company performed extensive detailed geophysical and geochemical surveys on the properties and selected drill targets exhibiting the types of anomalies characteristic of porphyry gold-copper deposits. The Company completed a program of nine drill holes (964 meters) in October 2005. No significant results were obtained from the drilling.

On January 12, 2007 the Company held 1,306 hectares of the Chona claims in good standing, at which time the property was sold to an arm’s length purchaser for the sum of $500. Amarc retains a 2.5% net smelter royalty on production from the property, which can be bought by the Purchaser for $2.5 million.

Cariboo Properties

In May 2005, the Company entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil properties. The Company would be the operator and could acquire its interest by incurring $150,000 of exploration expenditures over a two year period.

The Wasp and Anvil properties are located approximately 15 kilometers southeast of Taseko’s Prosperity project, situated 130 kilometers southwest of Williams Lake. The Prosperity project hosts a large porphyry gold-copper deposit.

The Company performed a geological reconnaissance survey on the Wasp and Anvil properties during which it was determined that magnetic anomalies associated with the properties were due to magnetic rock types rather than concentrations of economic minerals. The properties have been allowed to lapse and the Company has no further interest in the agreement.

Tulox Property

The Tulox property, located in the Cariboo region, comprising 20,726 hectares, was registered for acquisition during the period July 2005 to March 2006 to cover multi-element regional stream sediment geochemical anomalies. The Company has registered for acquisition (acquired via the BC government’s on-line staking system) additional claims, totalling 34,356 hectares, during the current fiscal quarter.

The property geology comprises Upper Triassic Nicola Group basaltic volcanic rocks intruded by Late Triassic to Early Jurassic granodiorite and syenite to monzonite intrusive rocks. Miocene to Pleistocene Chilcotin Group basaltic volcanic rocks obscure large areas of the underlying older rocks.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Follow-up work by the Company in calendar 2005 comprised geological mapping, soil and stream sediment geochemical surveys and prospecting. The source of the multi-element anomalies was not located. The Company performed additional geochemical and geophysical surveys in calendar 2006, revealing an area of co-incident magnetometer, induced polarization and gold in soils anomalies. The Company is seeking an earn-in partner to drill test the anomalous area.

Iskut Properties, British Columbia, Canada

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern B.C. during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm’s length party, giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm’s length party $100,000 and 265,000 shares of the Company in stages by December 31, 2010. The purchase was subject to a 1.5% Net Smelter Royalty in favor of the arm’s length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm’s length party commencing on or before December 31, 2011.

Geological and geochemical reconnaissance programs were performed on the Iskut properties during calendar 2006. No indications of any concentrations of economic minerals were found on the properties. The Company terminated the Letter Agreement on December 6, 2006 and vended the AA property to the arm’s length party. Amarc retains a 1.5% Net Smelter Royalty on production from the property, 0.5% of which can be purchased by the arm’s length party for $1,000,000.

Other Properties

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$3.03/lb. Copper prices have decreased in 2007, averaging US$2.59/lb in January.

Gold prices have been increasing over the past three years. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005, and although there was some volatility in late 2006, the average price over the year - US$604/oz - was still a substantial increase from 2005. The gold price has averaged US$630/oz in January 2007.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31
	2006	2005	2004
Current assets	$4,872,158	$7,888,349	$14,053,400
Mineral properties	98,429	155,929	73,929
Equipment	36,951	47,105	60,188
Total assets	5,007,538	8,091,383	14,187,517

Current liabilities	38,431	871,243	182,759
Shareholders’ equity	4,969,107	7,220,140	14,004,758
Total shareholders’ equity & liabilities	5,007,538	8,091,383	14,187,517

Working capital	$4,833,727	$7,017,106	$13,870,641

	Year ended March 31
	2006	2005	2004
Expenses
Amortization	$10,154	$13,083	$17,037
Conference and travel	37,471	5,591	33,404
Exploration	3,012,825	7,553,950	460,252
Legal, accounting and audit	64,160	63,521	53,913
Management and consulting	92,987	45,658	79,964
Office and administration	137,155	106,349	28,468
Property Investigation	4,316	–	–
Salaries and benefits	382,254	356,841	140,619
Shareholder communication	72,531	104,308	21,495
Trust and filing	17,946	23,350	43,915
Foreign exchange loss	2,645	8,204	9,621
Interest on flow-through shares	–	92,502	–
Interest and other income	(129,852)	(242,862)	(74,590)
Write down of accounts receivable	45,088	–	–
Write down of marketable securities	190,392	6,667	–
Write down of mineral property interest	10,000	76,000	–
Subtotal	3,950,072	8,213,162	814,098
Stock-based compensation expense (recovery)	(16,282)	496,031	407,363
Gain on sale of marketable securities	(92,887)	(81,554)	(2,052,596)
Net income (loss) for the year	$(3,840,903)	$(8,627,639)	$831,135

Basic and diluted income (loss) per share	$(0.08)	$(0.19)	$0.04

Weighted average number of common shares
outstanding	49,880,651	45,168,411	21,421,096

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2006	2006	2006	2006	2005	2005	2005	2005
Current assets	5,956	$4,279	$4,704	$4,872	$5,053	$4,374	$5,503	$7,888
Other assets	69	70	73	135	137	186	200	203
Total assets	6,025	4,349	4,777	5,008	5,191	4560	5,703	8,091

Current liabilities	2,180	77	38	38	38	242	114	871
Shareholders’ equity	3,845	4,272	4,739	4,969	5,153	4318	5,589	7,220
Total shareholders’ equity and
liabilities	6,025	4,349	4,777	5,008	5,191	4560	5,703	8,091

Working capital	3,776	4,202	4,667	4,834	5,015	4,132	5,389	7,017

Expenses
Amortization	2	2	2	3	3	3	3	3
Conference and travel	17	43	–	3	34	–	–	3
Consulting	3	25	24	58	7	13	15	12
Exploration	369	301	92	31	498	1,085	1,399	2,329
Legal, accounting and audit	17	6	4	6	9	44	5	5
Office and administration	46	35	26	31	30	39	38	44
Property investigation	(4)	10	2	2	2	–	–	–
Salaries and benefits	56	63	50	52	89	156	85	150
Shareholder communication	11	22	8	9	14	26	24	26
Trust and filing	3	5	1	6	3	6	2	7
Subtotal	521	512	209	201	689	1,372	1,571	2,579
Foreign exchange loss (gain)	(48)	(10)	7	50	(1)	(43)	(4)	(1)
Interest income	(31)	(34)	(40)	(30)	(34)	(25)	(37)	(47)
Other	–	(1)	(3)	(4)	–	–	–	(6)
Subtotal	427	467	173	217	654	1,304	1,530	2,525
Stock-based compensation	–	–	–	–	–	(2)	(14)	(8)
Loss on sale of fixed assets	–	–	1	–	–	–	–	–
Loss (gain) on sale of
marketable securities	–	–	–	(93)	–	–	–	(41)
Mark-to-market adjustment
on warrants	–	–	–	16	9	–	98	5
Write-down of accounts
receivable	–	–	–	45	–	–	–	–
Write-down of marketable
securities	–	–	–	–	10	–	57	–
Write-down of mineral
property interest	–	–	56	–	10	–	–	76
Tax refund	–	–	–	–	–	–	–	(1)
Net loss for the period	427	$467	$230	$185	$683	$1,302	$1,671	$2,557

Basic and diluted net loss per
share	$0.01	$0.01	$0.00	$0.00	$0.01	$0.03	$0.03	$0.06

Weighted average number of
common shares
outstanding (thousands)	52,459	52,459	52,459	52,459	49,053	47,976	47,835	46,049

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The net loss for the nine months ended December 31, 2006 decreased to $1,123,794 compared to a net loss of $3,656,687 for the same period in the previous year. The decrease in loss was mainly due to lower exploration expenditures in British Columbia compared to the previous year.

Exploration expenses for the nine months ended December 31, 2006, excluding stock-based compensation, decreased to $762,608, compared to $2,982,042 for the same period in the previous year. This decrease was due to reduced exploration programs being carried out in British Columbia. The major exploration expenditures during the period were geological (2007 – $451,805; 2006 – $1,105,607), site activities (2007 – $62,660; 2006 – $722,042), and assay and analysis (2007 – $97,646; 2006 – $196,273). Option payments related to mineral property interests decreased to $25,000, compared to option payments of $78,750 made for the same period last year.

The major administrative costs during the nine-month period were salaries and benefits (2007 – $168,922; 2006 – $329,894), office and administration (2007 – $105,828; 2006 – $106,447), conference and travel (2007 – $60,264; 2006 – $34,577), management and consulting (2007 – $52,109; 2006 – $34,845), and shareholder communication (2007 – $42,079; 2006 – $63,837). The decrease in administrative costs was mainly due to the reduced exploration activities.

Interest and other income increased to $109,911 for the first nine months of fiscal 2007 compared to $95,322 for the same period last year due to higher cash balances on hand.

A loss of $1,678 on sale of fixed assets was recorded during the nine-month period ended December 31, 2006 compared to nil for the same period last year. A write down of mineral property interest of $55,929 was recorded during the nine-month period ended on December 31, 2006 compared to $10,000 for the same period last year.

There was no stock-based compensation expense or recovery recorded in the current period because no options were granted or outstanding during the period compared to a recovery of $16,282 recorded in the same period last year.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements.

On December 22, 2006, the Company announced a private placement of up to 10,000,000 units (“Units”), of which up to 40% was be flow-through units, at a price of $0.50 per Unit. The private placement was subsequently increased to 10,490,000 Units consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Each flow-through unit consists of one flow-through common share and a warrant and each non-flow-through unit consists of one non-flow-through common share and a warrant. Each warrant entitles the holder to purchase one non-flow-through common share for a period of 24 months, at a price of $0.55 per share. The private placement was completed on January 26, 2007. The Units are subject to a four month hold period under applicable Canadian securities legislation.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at December 31, 2006, $2,119,500, net of issue costs, had been received in subscription receipts for Units, of which 100% were for flow-through units. Expenses to be incurred from the proceeds of the flow-through units were renounced to investors on December 31, 2006. The remaining $3,000,000 in subscription receipts for non-flow-through units were received subsequent to December 31, 2006. In accordance with Canadian Income Tax Act S.66, the Company is obligated to spend the flow-through proceeds by December 31, 2007.

The Company had working capital of approximately $3.8 million as at December 31, 2006 which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Operating activities

Cash used in operating activities was $955,519 in the first nine months of fiscal 2007, compared to $4,837,020 for the same period last year. Cash used in operating activities was attributable primarily to exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use its cash in its operating activities to carry out its exploration programs.

Investing activities

Cash flows from investing activities increased slightly to $3,445 for the first nine months of fiscal 2007, compared to $2,119 in the same period last year. Cash flows from investing activities in the current period were attributable to the sale of fixed assets.

Financing activities

Cash flows from financing activities were $2,119,500 in the first nine months of fiscal 2007, compared to cash flows of $1,587,402 for the same period last year. Cash flows from financing activities in the current period were attributable to a private placement commenced by the Company on December 29, 2006. Cash flows from financing activities in the prior year were attributable to cash received from the exercises of warrants and options.

Requirement of Financing

Development of any of the Company’s mineral properties beyond feasibility will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7	Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Pursuant to the agreement dated December 31, 1996, Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, a private company with certain directors in common with the Company, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, the Company on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $640,272 for the nine months ended of December 31, 2006, as compared to $1,182,374 for the same period last year. The variances were due to decreases in the Company’s exploration activities.

On January 26, 2007, the Company advanced $5,500,000 to Rockwell Ventures Inc, a related party by virtue of common directors pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. In the event that there is a change in control of Rockwell, the loan becomes payable on demand. In addition, should Rockwell, or any of its subsidiaries sell or dispose of any assets, other than in the normal course of business, or if Rockwell should complete one or more equity or debt financings, Rockwell is to use the proceeds from such sales to repay the loan to the Company. Rockwell may prepay the loan in whole or in part, provided that amounts outstanding under its senior debt are repaid first.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

Not required. The Company is a venture issuer.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following table details the share capital structure as at February 16, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			62,949,473

Warrants	January 17, 2009	$ 0.55	10,490,000

1.15.2	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended December 31, 2006 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.